Exhibit 20

IGC ANNOUNCES DELAY IN K-1 ISSUANCE TO UNITHOLDERS

FOR IMMEDIATE RELEASE March 15, 2003	CONTACT Mark Augenblick (540) 687-3177

Middleburg, VA - Interstate General Company L.P. ("IGC") (AMEX: IGC; PCX)

James J. Wilson, Chairman and CEO of IGC, today announced that the Company is unable to issue the IRS Schedule K-1 for the tax year ending December 31, 2003 to its unitholders by March 15, 2004. IGC intends to obtain an extension to file its tax return and to provide unitholders with their Schedule K-1s as soon as the Company makes arrangements with third party consultants to complete the calculations.

IGC will be reporting a net loss in its financial statements for the year ended December 31, 2003 in its 10-KSB which will be filed by March 31, 2004. It is anticipated that 2003 operations will result in no net taxable income. However, the 2003 anticipated taxable loss does not guarantee that individual unitholders will not recognize taxable income related to inside basis adjustments. The Company recommends that individual unitholders consult their personal tax advisors for further advise.

# # #